UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 1)*

NEUROGEN CORPORATION

(Name of Issuer)

Common Stock, $0.025 Par Value

(Title of Class of Securities)

64124E106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

April 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64124E106

1.	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P. I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,071,402 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,071,402 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64124E106

1.	Names of Reporting Persons Warburg Pincus & Co. I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,071,402 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,071,402 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64124E106

1.	Names of Reporting Persons Warburg Pincus LLC I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,071,402 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,071,402 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64124E106

1.	Names of Reporting Persons Warburg Pincus Partners LLC I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,071,402 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,071,402 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64124E106

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,071,402 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,071,402 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64124E106

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,071,402 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,071,402 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 19, 2004 (the “Original Schedule 13D”).  This Amendment No. 1 is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  Messrs. Kaye and Landy, together with WP VIII, WP LLC, WP and WP Partners are hereinafter referred to as the “Warburg Pincus Reporting Persons”).  The holdings of the Warburg Pincus Reporting Persons indicated in this Amendment No. 1 include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands (“WPNPE VIII I”) and WP-WPVIII Investors L.P., a Delaware limited partnership (“WP-WPVIIII”, and together with WP VIII and WPNPE VIII I, the “Investors”), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The agreement among the Warburg Pincus Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.  This Amendment No. 1 relates to the common stock, par value $0.025 per share (the “Common Stock”), Common Stock issuable upon exchange of the Series A Exchangeable Preferred Stock, par value $0.025 per share (the “Exchangeable Preferred Stock”), and a warrant exercisable for shares of Common Stock (the “Warrant”) of Neurogen Corporation, a Delaware corporation (the “Company”).

Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D.  Each Warburg Pincus Reporting Person disclaims beneficial ownership of all shares of Common Stock (including shares issuable upon exchange of the Exchangeable Preferred Stock and exercise of the Warrant), Exchangeable Preferred Stock and the Warrant except to the extent of any pecuniary interest therein.

Item 1.           Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

This Amendment No. 1 relates to the Common Stock, Exchangeable Preferred Stock and the Warrant and is being filed pursuant to Rule 13d-1 of the Exchange Act.  The address of the principal executive offices of the Company is 35 Northeast Industrial Road, Branford, Connecticut 06405.

Item 2.           Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)           This statement is filed by the Warburg Pincus Reporting Persons.  The Warburg Pincus Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5.  WP Partners is the sole general partner of WP VIII.  WP is the sole managing member of WP Partners.  WP LLC manages each Investor.  The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

(b)           The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

The principal business of each Investor is that of making private equity and related investments.  The principal business of WP Partners is acting as general partner of each of the Investors and certain other private equity funds.  The principal business of WP is acting as the sole managing member of WP Partners and acting as general partner to certain other private equity funds.  The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

(c)           None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)           None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Securities Purchase Agreement, dated as of April 7, 2008, by and among WP VIII, the other purchasers listed on the signature pages thereto and the Company (a copy of which is attached hereto as Exhibit 2 and is hereinafter referred to as the “Securities Purchase Agreement”), WP VIII agreed to purchase 192,307 units, each consisting of one share of Exchangeable Preferred Stock and one Warrant.  At the closing of the transaction on April 11, 2008 (the “Closing Date”), the Company sold WP VIII the shares of Exchangeable Preferred Stock and issued the Warrant to WP VIII for an aggregate purchase price of $5,999,978.40.  The terms and conditions of the Exchangeable Preferred Stock and the Warrant, including with respect to the exchange and exercise thereof, are described in greater detail in Items 4 and 5 below.

The total amount of funds required to purchase the shares of Exchangeable Preferred Stock and the Warrant pursuant to the Securities Purchase Agreement was furnished from the working capital of the Warburg Pincus Reporting Persons.  No additional funds were required to purchase the Exchangeable Preferred Stock and the Warrant reported on this Amendment No. 1.

Item 4.           Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The purchase by WP VIII of the Exchangeable Preferred Stock and the Warrant as described herein was effected because of the Warburg Pincus Reporting Persons’ belief that the Company represents an attractive investment based on the Company’s business prospects and strategy.  Depending on prevailing market, economic and other conditions, the Warburg Pincus Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company.  The Warburg Pincus Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

As discussed in Item 3 above, WP VIII entered into the Securities Purchase Agreement pursuant to which the Company agreed to issue and sell and WP VIII agreed to purchase shares of Exchangeable Preferred Stock and the Warrant on the Closing Date.  A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference; a copy of the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Neurogen Corporation (the “Certificate of Designations”) is attached hereto as Exhibit 3 and incorporated herein by reference; a copy of the Registration Rights Agreement, dated as of April 7, 2008, by and among WP VIII, the investors from time to time signatories thereto and the Company (the “Registration Rights Agreement”) is attached hereto as Exhibit 4 and incorporated herein by reference; and a form of the Warrant to Purchase Shares of Common Stock, issued by the Company to WP VIII (the “Warrant Form”), is attached hereto as Exhibit 5 and incorporated herein by reference.  Set forth below is a summary of certain terms of the Securities Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Warrant Form.  Such summary is qualified in its entirety by reference to the Securities Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Warrant Form.

Terms of the Securities Purchase Agreement

Pursuant to Section 7.4 of the Securities Purchase Agreement, the Company has agreed to call a meeting of its stockholders (the “Stockholders Meeting”) within 120 days after the Closing Date to approve (such approval being hereinafter referred to as the “Stockholder Approval”): (1) an amendment to the Company’s certificate of incorporation to increase of the number of shares of the Company’s Common Stock authorized for issuance by the Company to not less than 100,000,000 shares, (2) the exchange of the Exchangeable Preferred Stock for shares of Common Stock, pursuant to the terms of the Certificate of Designations, and (3) any stockholder approvals required by the listing standards of the Nasdaq Global Market (together, the “Proposals”).  Subject to fiduciary obligations under applicable law, the Company’s Board of Directors has agreed to recommend to the Company’s stockholders that they approve the Proposals.  As described, in Section 7 of the Certificate of Designations, upon the later to occur of (i) receipt of the Stockholder Approval, and (ii) to the extent required with respect to the shares of Exchangeable Preferred Stock of any holder, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), that are applicable to the exchange of the Exchangeable Preferred Stock for Common Stock (“HSR Approval”), each outstanding share of Exchangeable Preferred Stock shall automatically be exchanged for such number of shares of Common Stock determined by dividing (x) the Stated Value of the Exchangeable Preferred Stock (as defined below) then in effect by (y) the Exchange Price (as defined below) of the Exchangeable Preferred Stock then in effect (the “Exchange Rate”).  The Stated Value of the Exchangeable Preferred Stock is initially $31.20 per share and the Exchange Price is initially $1.20.  Each of the Stated Value and the Exchange Price are subject to the appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Exchangeable Preferred Stock and Common Stock, respectively.   Each share of Exchangeable Preferred Stock is initially exchangeable for 26 shares of Common Stock prior to any adjustment of the Stated Value or Exercise Price (the “Initial Exchange Rate”).  Accordingly, the 192,307 shares of Exchangeable Preferred Stock purchased by WP VIII are exchangeable, at the Initial Exchange Rate, for 4,999,982 shares of Common Stock in the aggregate.

Terms of Exchangeable Preferred Stock

As discussed above, the Exchangeable Preferred Stock is initially exchangeable into shares of Common Stock upon receipt of HSR Approval and Stockholder Approval at the Initial Exchange Rate, subject to adjustment pursuant to the terms of the Certificate of Designations.  The Exchangeable Preferred Stock is non-voting stock, except as otherwise required by Delaware law and subject to a right of its holders to consent to (i) any amendment of its terms, (ii) the creation or issuance by the Company of certain types of debt securities or capital stock and (iii) the incurrence of any indebtedness by the Company (excluding accrued expenses and trade payables) for borrowed money.

Pursuant to Section 4 of the Certificate of Designations, beginning on the Closing Date and for so long as the Exchangeable Preferred Stock remains outstanding, cumulative dividends on the Exchangeable Preferred Stock shall accrue at an annual rate of 20%, compounded monthly, of the Stated Value.  In accordance with the terms of the Certificate of Designations, all accrued dividends on the Exchangeable Preferred Stock shall be paid, to the extent not previously paid, on the last day of each calendar month of each year, beginning with the first calendar month following the four month anniversary of the Closing Date; provided, however, that any dividends which have accrued prior to the four month anniversary of the Closing Date shall not be payable if the Stockholder Approval is obtained on or prior to the four month anniversary of the Closing Date.  If the Company fails to pay dividends in accordance with the terms of the Certificate of Designations when it is lawfully permitted to do so, or fails to redeem all shares of Exchangeable Preferred Stock within 30 days after receipt of a Redemption Demand Notice (as defined in the Certificate of Designations), the dividend rate is automatically increased to 30% per annum (the “Default Dividends”).  Dividends on the Exchangeable Preferred Stock shall be paid in cash or additional shares of Exchangeable Preferred Stock at the election of each holder thereof.

Pursuant to Section 8 of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding on or after the earlier of (i) the first anniversary of the Closing Date and (ii) the issuance by the Company of any capital stock or debt securities (other than the issuance of Common Stock pursuant to the Company’s equity incentive plans or in accordance with the terms of the Certificate of Designations), the Company and the holders of a majority of the outstanding shares of Exchangeable Preferred Stock will each have the option to cause the Company to redeem the outstanding shares of Exchangeable Preferred Stock for cash in a per share amount equal to the greater of:  (a) 120% of the Stated Value of a share of Exchangeable Preferred Stock plus all accrued but unpaid dividends (whether or not declared) through the date of such redemption or (b) the Fair Market Value (as defined in the Certificate of Designations) of one share of Common Stock on the date on which the Company exercises such right multiplied by the then current Exchange Rate (the “Redemption Price”).

Pursuant to Section 5 of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Exchangeable Preferred Stock will be entitled to payment in cash out of the assets of the Company legally available for distribution an amount per share of Exchangeable Preferred Stock equal to the Redemption Price.  In addition, pursuant to the terms of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding, upon a “change in control” of the Company (as defined in the Certificate of Designations), the holders will be entitled to payment in cash out of the assets of the Company legally available for distribution an amount per share of Exchangeable Preferred Stock equal to the Acquisition Price (as defined in the Certificate of Designations).

For the purpose of this Amendment No. 1, it has been assumed that (i) the Exchangeable Preferred Stock will be exchanged into 4,999,982 shares of Common Stock on the date of the Stockholders Meeting at the Initial Exchange Rate, (ii) the Stockholders Meeting is held on or before the four month anniversary of the Closing Date and (iii) the Stockholder Approval is obtained and, accordingly, no dividends would be entitled to be paid on the Exchangeable Preferred Stock.

Terms of the Registration Rights Agreement

Pursuant to the Registration Rights Agreement, WP VIII has been granted certain registration rights.  Pursuant to Section 1(a) of the Registration Rights Agreement, so long as any Registrable Shares (as defined in the Registration Rights Agreement) are outstanding, the Company will, within 20 days after the Closing Date, file and use its best efforts to cause to become and remain effective, no later than the earlier of (i) 15 days after the Stockholders Meeting or (ii) the one year anniversary of the Closing Date, a registration statement on an appropriate form under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale of the Registrable Common Shares (as defined in the Registration Rights Agreement).

Pursuant to Section 2(a) of the Registration Rights Agreement, if the Registrable Exchangeable Shares (as defined in the Registration Rights Agreement) are outstanding on April 7, 2009 (the “Outside Date”), the Company will, on the Outside Date, file and use its best efforts to cause to become and remain effective, no later than 90 days from the Outside Date, a registration statement on an appropriate form under the Securities Act relating to the offer and sale of the Registrable Exchangeable Shares (as defined in the Registration Rights Agreement).

Terms of the Warrant

Pursuant to the terms of the Warrant, beginning on the earlier of (i) the date on which the Stockholders Meeting has occurred and (ii) April 7, 2009, and ending at 5:00 p.m. on April 11, 2013 (the “Exercise Period”), WP VIII is entitled to purchase up to the number of shares of Common Stock equal to 50% of the number of shares of Common Stock into which the total number of shares of Exchangeable Preferred Stock then held by WP VIII is exchangeable, calculated as of the earliest to occur of (i) the date of the Stockholder Approval and (ii) on the earlier of (A) the date of the exercise of the Warrant and (B) the one year anniversary of the Closing Date, in the event that the Stockholders Meeting is held and the Stockholder Approval is not obtained.  The exercise price of the Warrant is $2.30, subject to the appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Common Stock.  The Warrant may be exercised by cashless exercise.  If at any time during the Exercise Period, the number of authorized but unissued shares of Common Stock is not sufficient to permit exercise of the Warrant, the Company will take such actions as may, in the opinion of counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

Pursuant to Section 4.3 of the Warrant Form, if prior to the exercise of the Warrant (i) the Company effects any merger or consolidation of the Company with or into another person, in which the shareholders of the Company as of immediately prior to the transaction own less than a majority of the outstanding stock of the surviving entity; (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions; (iii) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property; or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each, a “Fundamental Transaction”), then WP VIII shall have the right thereafter to receive, upon exercise of the Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the Warrant (the “Alternate Consideration”). The Company shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to WP VIII, such Alternate Consideration as WP VIII may be entitled to purchase, and the other obligations under the Warrant.

In the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq

Global Market, or the Nasdaq Capital Market, the Company or any successor entity shall pay, at the option of the holder, exercisable at any time concurrently with or within 30 days after the consummation of the Fundamental Transaction, and in lieu of any Alternate Consideration, an amount of cash equal to the value of the Warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg Financial Markets.

For the purpose of this Amendment No. 1, it has been assumed that (i) the Warrant will be exercised in full by WP VIII on the date of the Stockholders Meeting, (ii) the Stockholders Meeting is held on or before the four month anniversary of the Closing Date, (iii) the Stockholder Approval is obtained and, accordingly, no dividends would be entitled to be paid on the Exchangeable Preferred Stock, and (iv) the Exchangeable Preferred Stock is exchanged for shares of Common Stock at the Initial Exchange Rate.

Additional Disclosure

Except as set forth above in this statement, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any persons set forth on Schedule I hereto has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f)

any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

As of April 11, 2008, by reason of their respective relationships with the Investors and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 16,071,402 which represents: (i) 8,571,429 shares of Common Stock currently held of record by the Investors, (ii) 4,999,982 shares of Common Stock to be issued to WP VIII on the date of Stockholder Approval upon the exchange of the shares Exchangeable Preferred Stock (assuming that the exchange occurs on the date of the Stockholders Meeting at the Initial Exchange Rate, that the Stockholders Meeting is held on or before the four month anniversary of the Closing Date and that no dividends are entitled to be paid on the Exchangeable Preferred Stock) and (iii) 2,499,991 shares of Common Stock to be issued to WP VIII on the date of Stockholder Approval upon the full exercise of the Warrant (assuming that the Warrant is exercised in full on the date of the Stockholder’s Meeting, that the

Stockholders Meeting is held on or before the four month anniversary of the Closing Date, that no dividends are entitled to be paid on the Exchangeable Preferred Stock and that the Exchangeable Preferred Stock is exchanged for shares of Common Stock at the Initial Exchange Rate).  Accordingly, based on the foregoing, the Warburg Pincus Reporting Persons’ beneficial ownership represents approximately 32.4% of the outstanding Common Stock, based on a total of 49,551,743 shares of Common Stock of the Company outstanding which is comprised of: (i) 42,051,770 shares of Common Stock outstanding as of March 7, 2008, as represented by the Company in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2007 and amended on April 4, 2008, (ii) 4,999,982 shares of Common Stock to be issued to WP VIII on the date of Stockholder Approval upon the exchange of the shares Exchangeable Preferred Stock (assuming that the exchange occurs on the date of the Stockholders Meeting at the Initial Exchange Rate, that the Stockholders Meeting is held on or before the four month anniversary of the Closing Date and that no dividends are entitled to be paid on the Exchangeable Preferred Stock) and (iii) 2,499,991 shares of Common Stock to be issued to WP VIII upon the full exercise of the Warrant (assuming that the Warrant is exercised in full on the date of the Stockholder’s Meeting, that the Stockholders Meeting is held on or before the four month anniversary of the Closing Date, that no dividends are entitled to be paid on the Exchangeable Preferred Stock and that the Exchangeable Preferred Stock is exchanged for shares of Common Stock at the Initial Exchange Rate).

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of

Section 13(d)(3) of the Exchange Act.  Each Warburg Pincus Reporting Persons disclaims beneficial ownership of all shares of Common Stock except to the extent of any pecuniary interest therein.

Item 5(b) of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,071,402 shares of Common Stock it may be deemed to beneficially own upon the exchange of the Exchangeable Preferred Stock and the full exercise of the Warrant, as described herein.  Each of the Warburg Pincus Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,071,402 shares of Common Stock it may be deemed to beneficially own upon the exchange of the Exchangeable Preferred Stock and the full exercise of the Warrant, as described herein.

Item 5(c) of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

Other than the acquisition of the Exchangeable Preferred Stock and the Warrant on the Closing Date, no transactions in securities of the Company were effected during the last 60 days by the Warburg Pincus Reporting Persons or any of the persons set forth on Schedule I.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Amendment No. 1 or any subsequent amendments hereto.

The Securities Purchase Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Securities  Purchase Agreement in this Amendment No. 1 is qualified in its entirety by reference to the Securities Purchase Agreement which is attached hereto as Exhibit 2.

The Certificate of Designations is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Certificate of Designations in this Amendment No. 1 is qualified in its entirety by reference to the Certificate of Designations which is attached hereto as Exhibit 3

The Registration Rights Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Registration Rights Agreement in this Amendment No. 1 is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4.

The Warrant Form is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Warrant Form in this Amendment No. 1 is qualified in its entirety by reference to the Warrant Form which is attached hereto as Exhibit 5.

Except as described herein and in the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the

Warburg Pincus Reporting Persons or between the Warburg Pincus Reporting Persons and any other person with respect to any securities of the Company.

Item 7.    Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

1.             Joint Filing Agreement.

2.            Securities Purchase Agreement, dated as of April 7, 2008, by and among the Company and the purchasers listed on the exhibit thereto.

3.            Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Neurogen Corporation.

4.            Registration Rights Agreement, dated as of April 7, 2008, between the investors from time to time signatory thereto and Neurogen Corporation.

5.            Form of Warrant to Purchase Shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners, LLC, its
General Partner

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 14, 2008	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 14, 2008	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Member

Dated: April 14, 2008	WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 14, 2008

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in- Fact(1)

Dated: April 14, 2008

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in- Fact(2)

(1) Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

(2) Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (“WP LLC”).  The sole general partner of Warburg Pincus Private Equity VIII, L.P. (“WP VIII”) is Warburg Pincus Partners, LLC (“WP Partners LLC”), a direct subsidiary of WP.  WP VIII, WP Partners LLC and WP LLC are hereinafter collectively referred to as the “Reporting Entities”.  Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
David W. Dorman	Partner of WP; Member and Senior Advisor of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Philip Mintz	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC

Barry Taylor	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
WP & Co. Partners, L.P.**
Warburg Pincus Principal Partnership, L.P.***
Warburg Pincus Real Estate Principal Partnership, L.P.***
Warburg Pincus 2006 Limited Partnership***
Warburg Pincus 2007 Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC
**	New York limited partnership; primary activity is ownership interest in WP
***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
Pedro Aznar (1)	Member and Managing Director of WP LLC
David Barr	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
David W. Dorman	Member and Senior Advisor of WP LLC; Partner of WP
Rajiv Ghatalia (2)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
E. Davisson Hardman	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (4)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (2)	Member and Managing Director of WP LLC
Niten Malhan (4)	Member and Managing Director of WP LLC
Philip Mintz	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (5)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (4)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (6)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (2)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (3)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*

Citizen of Germany

Citizen of Hong Kong

Citizen of United Kingdom

Citizen of India

Citizen of Italy

Citizen of Canada

*  New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of April 1, 2008

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement.
Exhibit 2.	Securities Purchase Agreement, dated as of April 7, 2008, by and among the Company and the purchasers listed on the exhibit thereto.
Exhibit 3.	Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Neurogen Corporation.
Exhibit 4.	Registration Rights Agreement, dated April 7, 2008, between the investors from time to time signatory thereto and Neurogen Corporation.
Exhibit 5.	Form of Warrant to Purchase Shares of Common Stock.